

Mail Stop 3720

April 12, 2017

Doron Arazi
Chief Financial Officer
Ceragon Networks Ltd.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

> **Re: Ceragon Networks Ltd.**
> **Registration Statement on Form F-3**
> **Filed April 7, 2017**
> **File No. 333-217194**

Dear Mr. Arazi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Richard H. Gilden, Esq.
Kramer Levin Naftalis & Frankel LLP

Lior Aviram, Adv.
Shibolet & Co.